Exhibit 99.1

New Fuel Cell Engine Facility Commissioned in Shanghai

•	Shanghai Edrive, division of Broad-Ocean, is the first facility for Chinese produced Ballard fuel cell modules
•	Ceremony attended by the Honourable Catherine McKenna, Canada's Minister of Environment and Climate Change

VANCOUVER and SHANGHAI, China, Dec. 6, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that a subsidiary of strategic partner Zhongshan Broad-Ocean Motor Co., Ltd. ("Broad-Ocean"; www.broad-ocean.com/en/index.html) – called Shanghai Edrive Co. Ltd. ("Shanghai Edrive") – has commissioned its fuel cell engine manufacturing facility located in the City of Shanghai, China. Shanghai Edrive will assemble Ballard FCveloCity® 30-kilowatt (kW) and 85kW fuel cell engines at the facility under a technology transfer, licensing and supply arrangement between Ballard and Broad-Ocean that closed earlier this year. Broad-Ocean also plans to assemble Ballard-designed engines at facilities in Hubei and Shandong Provinces.

An opening ceremony held today at the Shanghai Edrive facility was attended by the Honourable Catherine McKenna, Canada's Minister of Environment and Climate Change and Mr. Ma Xingfa, Vice Chairman of the Shanghai Municipal Government Science and Technology Committee, along with Mr. Gong Jun, CEO of Shanghai Edrive and Mr. Alfred Wong, Managing Director of Guangzhou Ballard Power Systems Co., Ltd.

Minister McKenna noted, "Clean fuels reduce carbon pollution and help improve air quality. That's why Canada supports innovative businesses like Vancouver-based Ballard. Its fuel cells, which are used for electric buses, facilitate affordable zero-emission transportation. Ballard is commercializing and exporting clean energy solutions that are in demand here in China, and around the globe."

Randy MacEwen, Ballard President and CEO said, "Commissioning of Shanghai Edrive's facility is an important step in our strategy to localize production in China, as the market for fuel cell-powered heavy duty applications – including buses and commercial trucks – heats up in China. And, this timing dovetails with the recent roll-out of the Shanghai Fuel Cell Vehicle Development Plan, a ground-breaking initiative for large-scale vehicle deployment. The Plan includes annual production targets of 3,000 fuel cell electric vehicles by 2020 and 30,000 fuel cell electric vehicles by 2025."

Mr. MacEwen continued, "We are thrilled to have Broad-Ocean as a key partner to accelerate the adoption of fuel cell-powered heavy-duty vehicles in China. Broad Ocean has manufacturing scale, supply chain muscle, operations excellence, bus and commercial vehicle OEM relationships, and a strong balance sheet. Ballard will also benefit from Broad-Ocean's demand pull-through of fuel cell vehicles for use in its own new energy vehicle leasing business."

Mr. Gong Jun, Shanghai Edrive CEO added, "We anticipate significant demand for zero-emission fuel cell electric buses and commercial trucks in key Chinese cities, including Shanghai. We are excited to collaborate with Shanghai to support implementation of the Shanghai Fuel Cell Vehicle Development Plan. Our company has already started production of Ballard-designed fuel cell engines and we expect to scale our manufacturing operation through 2018."

Shanghai Edrive's fuel cell engine manufacturing facility is over 50,000 square feet and has a capacity to manufacture and test several thousand engines annually. Ballard has provided training to Shanghai Edrive to ensure consistent manufacturing build quality and engine performance.

Each fuel cell engine assembled by Shanghai Edrive will utilize FCvelocity®-9SSL fuel cell stacks manufactured by Guangdong Synergy Ballard Hydrogen Power Co., Ltd., a joint venture owned by Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy") and Ballard in the City of Yunfu in China's Guangdong Province. The joint venture manufacturing facility was commissioned in September 2017.

Shanghai Edrive was founded in 2008 as a manufacturer of electric drive systems and motor controllers for use in a variety of electric vehicles and has been a subsidiary of Broad-Ocean since 2016.

On August 18, 2016 Broad-Ocean became Ballard's largest shareholder following an investment of $28.3 million in Ballard common shares, representing approximately 9.9% of Ballard's outstanding common shares following the transaction. During 2017 Broad-Ocean has manufactured over 70 million motors to power small and specialized electric machinery for electric vehicles (EVs), including buses, commercial vehicles and passenger vehicles, and for heating, ventilation and air conditioning (HVAC).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned production, product deployments, market adoption and demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 07-DEC-17